Your Event, Inc.

A Nevada Corporation

_________________________________________________________________________________

1601 Pacific Coast Highway Suite 250, Hermosa Beach, CA 90254

Telephone: 310-698-0728

March 25, 2014

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Ms. Sondra Snyder

Staff Accountant

Re: Your Event, Inc.

Form 10-K for Fiscal Year Ended August 31, 2013 Filed December 16, 2013

File No. 000-53164

Dear Ms. Snyder:

On behalf of Your Event, Inc. (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter of comments dated March 10, 2014 (the “Comment Letter”) relating to the Company’s Form 10-K for the year-ended August 31, 2013 filed with the Commission on December 16, 2013.

In response to the Comment Letter, we are have filed an Amended Form 10-K/A with the Commission, which includes an explanatory note of what changes we made in this amendment and provided updated reports from our current and predecessor auditors.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Form 10-K for Fiscal Year Ended August 31, 2013

1. Please refer to the report of your current auditor, Seale and Beers, CPAs, pertaining to your financial statements for the fiscal year ended August 31, 2013. Your auditor indicates in the first paragraph of its report that it limited its audit to the one year period August 31, 2013 and that the cumulative statements of operations, changes in stockholders’ deficit and cash flows for the period from October 30, 2007 (date of inception) to August 31, 2012 were audited by other auditors. Based on a review of your previous Forms 10-K, it appears that your current auditor also performed the audits for most of your prior years. Specifically, it appears that your current auditor audited the periods from Inception (October 30, 2007) through August 31, 2011 and the year ended August 31, 2013. It appears that the predecessor auditor only audited the year ended August 31, 2012. Please have your current auditor revise its report to more accurately clarify the division of responsibility between the current auditor and the predecessor auditor to reflect the periods for which the current auditor is responsible and the periods for which the other auditor is responsible in its report, or advise why no such revision is needed.

Response: In our Amended Form 10-K/A, our current auditor revised its report to more accurately clarify the division of its responsibility.

2. Please note that you must provide audit opinions covering all periods presented in your financial statements. Since the report of Seale and Beers refers to, and relies upon, the report of your predecessor auditor dated November 29, 2012, the separate report of the predecessor auditor must be included in your filing. Please amend your Form 10-K to provide the predecessor auditors’ report. Alternatively, Seale and Beers may revise their audit opinion to cover all periods presented in your financial statements with no reference to the predecessor auditor.

Response: In our amended Form 10-K/A, our predecessor auditor has provided us with their report which is now included in our filing.

The Company acknowledges that:

•           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Takahito Yasuki

Takahito Yasuki

Principal Executive Officer

cc: Sei Ishikawa, Director of Operations

Law Offices of Thomas C. Cook, Ltd.